SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Daleen Technologies, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

23437N10

(CUSIP Number)

Douglas E. Scott, Esq.

Senior Vice President and General Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, CA 92121
(858) 826-7325
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Aloma H. Avery, Esq.

Senior Counsel
Science Applications International Corporation
10260 Campus Point Drive
San Diego, CA 92121
Tel: (858) 826-6000

October 7, 2002

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [✓]

•     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 23437N10

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Science Applications International Corporation 95-3630868

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

N/A

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		13,836,046

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		None

WITH
	10	SHARED DISPOSITIVE POWER

13,836,046

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,836,046

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%

14	TYPE OF REPORTING PERSON

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 23437N10

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

SAIC Venture Capital Corporation 88-0447177

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

WC

5	CHECK IF DISCLOSURE OR LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY		13,836,046

EACH
REPORTING	9	SOLE DISPOSITIVE POWER

PERSON		None

WITH
	10	SHARED DISPOSITIVE POWER

13,836,046

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,836,046

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.0%

14	TYPE OF REPORTING PERSON

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 2 to Schedule 13D

     The Reporting Persons, Science Applications International Corporation (“SAIC”) and SAIC Venture Capital Corporation (“SVCC”), hereby amend and supplement the Schedule 13D filed by SAIC on June 18, 2001 (the “Original Statement”) with regard to the common stock of Daleen Technologies, Inc. (“Daleen” or the “Issuer”), as amended by Amendment No. 1 to the Statement on Schedule 13D, dated August 16, 2001, for the purpose of amending Items 2, 4, and 5 .

Item 2. Identity and Background.

     Item 2 (a)-(c) of the Original Statement are hereby supplementally amended to restate in its entirety Appendix A to the Original Statement. Appendix A is attached hereto and incorporated herein by reference.

Item 4. Purpose of Transaction.

     The response set forth in Item 4 is supplemented by the addition of the following:

     As disclosed in the Proxy Statement filed by Daleen on November 20, 2002, (the “Proxy Statement”) Daleen entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”), dated October 7, 2002, among Daleen, Daleen Solutions, Inc., a Delaware corporation and a wholly-owned subsidiary of Daleen (“Acquisition Sub”), and Abiliti Solutions, Inc., a Missouri corporation (“Abiliti”), to purchase the goodwill and substantially all of the assets of Abiliti (the “Purchase”). Concurrent with the consummation of the Purchase, certain stakeholders of Abiliti agreed to invest approximately $5 million into securities issued by Daleen (the “Investment”). In connection with the transactions contemplated by the Asset Purchase Agreement, on October 2, 2002, SVCC and certain other stockholders of Daleen entered into a Voting Agreement with Abiliti whereby they agreed, among other things, to vote all of their shares of Daleen common stock in favor of the Purchase, the Investment and the other Daleen Proposals (as defined in the Voting Agreement).

     On December 20, 2002, the transactions contemplated by the Asset Purchase Agreement were consummated and the Voting Agreement terminated in accordance with its terms.

     Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

     All references to and summaries of the Asset Purchase Agreement and the Voting Agreement in this Schedule 13D are qualified in their entirety by reference to such documents, the full text of which is filed as Exhibits G and H hereto, respectively, and which Exhibits are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     The response set forth in Item 5 (a) of the Original Statement is hereby supplementally amended and restated in its entirety to read as follows:

     (a)  SVCC directly owns 2,246,615 shares of Common Stock, 67,604 shares of Series F Preferred with each share immediately convertible into 122.4503 shares of Common Stock and Series F Warrants to purchase 27,042 shares of Series F Preferred with each share immediately convertible into 122.4503 shares of Common Stock. Together these interests represent a total of 13,836,046 shares or approximately 40.0% of the Common Stock of the Issuer. According to the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2002, filed with the Commission on November 14, 2002, the number of shares of Common Stock outstanding as of November 1, 2002 was 22,984,272 (before giving effect to the 8,278,130 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred held by SVCC and the 3,311,301 shares of Common Stock issuable upon the conversion of the shares of Series F Preferred issuable upon the exercise of the Series F Warrants held by SVCC). For reporting purposes, SAIC may be deemed the beneficial owner of the shares owned by SVCC.

Item 7. Material to be Filed as Exhibits.

Exhibit A: Agreement as to Joint Filing of Schedule 13D, dated as of February 7, 2003, between SAIC and SVCC.

Exhibit G: Asset Purchase Agreement, dated October 7, 2002, among Daleen Technologies, Inc., Daleen Solutions, Inc., and Abiliti Solutions, Inc. (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by Daleen Technologies, Inc. on October 11, 2002)

Exhibit H: Voting Agreement, dated October 7, 2002, by and between Daleen Technologies, Inc. and SAIC Venture Capital Corporation (filed herewith)

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: February 7, 2003

SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

By	/S/ DOUGLAS E. SCOTT

Douglas E. Scott
Senior Vice President and General Counsel

SAIC VENTURE CAPITAL CORPORATION

By	/S/ GIAN A. BROWN

Gian A. Brown
General Counsel

APPENDIX A

Directors and Executive Officers

     The following table sets forth the name, business address and present principal occupation or employment of each of the directors of Science Applications International Corporation (“SAIC”). To the knowledge of SAIC, each director listed below is a United States citizen.

Name, Principal Business and
Address of Corporation or Other
Organization in Which Employment
Name	Principal Occupation	is Conducted

Duane P. Andrews	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
J. Robert Beyster	Chairman of the Board, Chief Executive Officer, President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Wolfgang H. Demisch	Director of SAIC	435 Round Hill Road Greenwich, CT 06831
Matthew J. Desch	Chief Executive Officer of Telcordia Technologies, Inc. and Director of SAIC	Telcordia Technologies, Inc. 445 South Street Morristown, NJ 07960
Wayne A. Downing	Director of SAIC	11200 N. Pawnee Road Peoria, IL 61615
Donald H. Foley	Executive Vice President and Director of SAIC	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102
John E. Glancy	Executive Vice President and Director of SAIC	Science Applications International Corporation 11622 El Camino Real San Diego, CA 92130
Bobby R. Inman	Director of SAIC	Science Applications International Corporation 701 Brazos Suite 500 Austin, TX 78701
Anita K. Jones	Professor, Dept. of Computer Science, University of Virginia	University of Virginia 151 Engineer’s Way Charlottesville, VA 22901
Harry M. Jansen Kraemer, Jr.	Chairman and Chief Executive Officer , Baxter International, Inc.	Baxter International, Inc. One Baxter Parkway Deerfield, IL 60015

Name, Principal Business and
Address of Corporation or Other
Organization in Which Employment
Name	Principal Occupation	is Conducted

Claudine B. Malone	President, Financial Management Consulting, Inc.	Financial Management Consulting, Inc. 7570 Potomac Fall Road McLean, VA 22102
Stephen D. Rockwood	Executive Vice President and Director of SAIC	Science Applications International Corporation 16701 West Bernardo Drive San Diego, CA 92127
Edward J. Sanderson	Director of SAIC	6009 San Elijo Rancho Santa Fe, CA 92067
Ralph Snyderman	Chancellor for Health Affairs at Duke University	Duke University Medical Center Room 106, Duke South, Green Zone Durham, NC 27710
Monroe E. Trout	Director of SAIC	2110 Cove View Way Knoxville, TN 37919
Randy I. Walker	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Joseph P. Walkush	Executive Vice President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
John H. Warner, Jr.	Corporate Executive Vice President and Director of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121
Jasper A. Welch	President of Jasper Welch Associates	Jasper Welch Associates 2129 Foothill Road Santa Fe, NM 87505
A. Thomas Young	Director of SAIC	12921 Esworthy Road N. Potomac, MD 20878

     The following table sets forth the name, business address and title of each of the executive officers of SAIC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o Science Applications International Corporation, 10260 Campus Point Drive, San Diego, California 92121.

Name	Title (and Address, if Other Than as Indicated Above)

Thomas E. Darcy	Executive Vice President and Chief Financial Officer Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Steven P. Fisher	Corporate Vice President and Treasurer
J. Dennis Heipt	Corporate Executive Vice President and Secretary
Peter N. Pavlics	Senior Vice President and Controller
William A. Roper, Jr.	Corporate Executive Vice President
Robert A. Rosenberg	Science Applications International Corporation 1200 Prospect Street La Jolla, CA 92037 Executive Vice President
Douglas E. Scott	Science Applications International Corporation 1710 SAIC Drive McLean, VA 22102 Senior Vice President and General Counsel
Arthur L. Slotkin	Executive Vice President

     The following table sets forth the name, business address and present principal occupation or employment of each of the directors of SAIC Venture Capital Corporation (“SVCC”). To the knowledge of SVCC, each director listed below is a United States citizen.

Name, Principal Business and
Address of Corporation or
Other Organization in Which
Name	Principal Occupation	Employment is Conducted

J. Robert Beyster	Chairman of the Board, Chief Executive Officer, President and Director of SAIC	Science Applications International Corporation 1241 Cave Street La Jolla, CA 92037
Wolfgang H. Demisch	Director of SAIC	435 Round Hill Road Greenwich, CT 06831
Matthew J. Desch	Chief Executive Officer of Telcordia Technologies, Inc. and Director of SAIC	Telcordia Technologies, Inc. 445 South Street Morristown, NJ 07960
Grant Dove	Chairman, Technology Strategies & Alliance	Technology Strategies & Alliances 15301 Dallas Parkway, Suite 840 Addison, TX 75001
J. Dennis Heipt	Corporate Executive Vice President and Secretary of SAIC	Science Applications International Corporation 10260 Campus Point Drive San Diego, CA 92121

Name, Principal Business and
Address of Corporation or
Other Organization in Which
Name	Principal Occupation	Employment is Conducted

Robert R. Lind	Vice President and Managing Director of SVCC	SAIC Venture Capital Corporation 3993 Howard Hughes Parkway Suite 570 Las Vegas, NV 89109
William A. Roper, Jr. (Chairman)	Corporate Executive Vice President of SAIC	Science Applications International Corporation 1200 Prospect Street La Jolla, CA 92037
Kevin A. Werner	President and Managing Director of SVCC	SAIC Venture Capital Corporation 3993 Howard Hughes Parkway Suite 570 Las Vegas, NV 89109
A. Thomas Young	Director of SAIC	12921 Esworthy Road N. Potomac, MD 20878

     The following table sets forth the name, business address and title of each of the executive officers of SVCC, excluding executive officers who are also directors. To the knowledge of SAIC, each officer listed below is a United States citizen. Unless otherwise indicated, the business address of each person named below is c/o SAIC Venture Capital Corporation, 3993 Howard Hughes Parkway, Suite 570, Las Vegas, Nevada 89109.

Name	Title (and Address, if Other Than as Indicated Above)

Gian A. Brown	Secretary and Assistant Treasurer